                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            COMMUNITY WEST BANCSHARES
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  204157-10-1
-------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                              Arthur A. Coren, Esq.
                     Horgan, Rosen, Beckham & Coren, L.L.P.
                         21700 Oxnard Street, Suite 1400
                        Woodland Hills, California 91365
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 31, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  204157-10-1                                Page    1     of    5
         ---------------------                             --------    --------

                                  SCHEDULE 13D

  (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

              John D. Markel
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds (See Instructions)

              00
          ---------------------------------------------------------------------

  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                           [  ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

              United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power                    119,622
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power                   27,710
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power               119,622
 Person With
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power              27,710

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              147,332
          ---------------------------------------------------------------------

 (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                       [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

              9.24%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)

              IN
          ---------------------------------------------------------------------

Cusip No.  204157-10-1                                              Page 2 of 5
         ---------------

ITEM 1.        SECURITY AND ISSUER.

        The class of securities to which this statement relates is the Common Stock, no par value (the "Common Stock") of Community West Bancshares, a California corporation (the "Issuer"), the principal executive offices of which are located at 5827 Hollister Avenue, Goleta, California 93117.

ITEM 2.        IDENTITY AND BACKGROUND.

        The name, residence address, present principal employment, disclosure of legal proceedings and citizenship of the Reporting Person is set forth below.

        (a)    John D. Markel

        (b)    3214 Campbell Drive
               Santa Barbara, California 93109

        (c)    Private investor

        (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    United States of America

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The securities were acquired pursuant to a corporate reorganization whereby shareholders of Goleta National Bank, Goleta, California (the "Bank"), received Common Stock and Warrants of Community West Bancshares in exchange for their shares and warrants on a one-for-one basis. All options to purchase Bank Common Stock were converted into options to purchase Issuer Common Stock. The Reporting Person, as a director and shareholder of the Bank, received Common Stock, Warrants and Options of Issuer on the same basis as all other shareholders of the Bank.

ITEM 4.        PURPOSE OF TRANSACTION.

        The Reporting Person acquired the Issuer's Common Stock for investment purposes. The Reporting Person does not have any plans or proposals which relate to or would result in:

        (a) the acquisition by any person of additional securities of the Issuer, or the disposition of any securities of the Issuer;

Cusip No.  204157-10-1                                              Page 3 of 5
         --------------

        (b) an extraordinary corporate transaction, such a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (b) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

        (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the the number or term of directors or to fill any existing vacancies on the board;

        (d) any material change in the present capitalization or dividends policy of the Issuer;

        (e) any other material change in the Issuer's business or corporate structure;

        (f) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

        (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

        (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)    any action similar to those described above.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b)

                      No. of Shares
                      Beneficially            No. of Shares
                      Owned with              Beneficially             Aggregate
                      Sole Voting             Owned with               No. of            Percentage
                      and                     Shared Voting            Shares            of Shares
                      Dispositive             and Dispositive          Beneficially      Beneficially
Name                  Power                   Power                    Owned             Owned
----                  -----                   -----                    -----             -----
John D. Markel        119,622                 27,710(1)                147,332           9.24%

----------
(1) These shares are owned in joint tenancy with Mr. Markel's wife, Virginia Markel.

Cusip No.  204157-10-1                                              Page 4 of 5
         --------------

         Information required by Item 2 with respect to Mrs. Markel.

                  (a)      Virginia Markel

                  (b)      3214 Campbell Drive
                           Santa Barbara, California 93109

                  (c)      Not applicable

                  (d) During the past five years, Mrs. Markel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, Mrs. Markel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      United States of America


        (c) Except as otherwise disclosed in Item 3, there were no transactions in the class of securities reported on that were effected during the past sixty days by the person named in response to paragraph
        (a).

        (d) Of the 147,332 shares set forth in paragraph (a), 27,710 shares are held in joint tenancy by Mr. Markel and his wife. They jointly have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of those 27, 710 shares.

        (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the best knowledge of the Reporting Person, apart from the marital relationship which exists between Mr. and Mrs. Markel, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable

Cusip No.  204157-10-1                                              Page 5 of 5
         --------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 1998                           /s/ JOHN D. MARKEL
                                                  ------------------------------
                                                  John D. Markel